Exhibit 99.1

36Kr Holdings Inc. Reports Second Quarter 2021 Unaudited Financial Results

BEIJING, August 24, 2021 / GLOBE NEWSWIRE / - 36Kr Holdings Inc. (“36Kr” or the “Company” or “We”) (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced its unaudited financial results for the second quarter 2021 ended June 30, 2021.

Second Quarter 2021 Operational and Financial Highlights

•	Average monthly page views (“PV”) for the twelve-month period ended June 30, 2021 increased by 69.5% to 846.3 million, from 499.2 million for the twelve-month period ended June 30, 2020.

•	Total revenues were RMB72.1 million (US$11.2 million) in the second quarter of 2021, compared to RMB76.7 million in the same period of 2020.

•	Revenues from online advertising services increased by 65.1% to RMB51.7 million (US$8.0 million) in the second quarter of 2021, from RMB31.3 million in the same period of 2020.

•	Revenues from enterprise value-added services were RMB14.3 million (US$2.2 million) in the second quarter of 2021, compared to RMB42.6 million in the same period of 2020. Gross transaction value[1] increased by 35.9% to RMB57.9 million in the second quarter of 2021, from RMB42.6 million in the same period of 2020.

•	Subscription services revenues increased by 124.1% to RMB6.0 million (US$0.9 million) in the second quarter of 2021, from RMB2.7 million in the same period of 2020.

•	Gross profit increased by 86.1% to RMB41.4 million (US$6.4 million) in the second quarter of 2021, from RMB22.2 million in the same period of 2020. Gross profit margin was 57.4% in the second quarter of 2021, compared to 29.0% in the same period of 2020.

•	Net loss attributable to 36Kr Holdings Inc.'s ordinary shareholders was RMB34.1 million (US$5.3 million) in the second quarter of 2021, compared to RMB79.5 million in the same period of 2020.

1Starting from January 1, 2021, 36Kr recognized revenues of certain enterprise value-added services on a net basis, to reflect the fact that the Company continuously shifted focus towards higher margin businesses hence ceased to act as a principal in certain low gross margin businesses and only acted as an agent. To increase comparability of operating results and help investors better understand our business performance and operating trends, we introduced the gross transaction value as a supplemental metric to describe our business. Gross transaction value is defined as the value of executed confirmed orders for services provided for our customers.

Selected Operating Data

	For the Three Months Ended June 30,
	2020	2021
Online advertising services
Number of online advertising services end customers	161	188
Average revenue per online advertising services end customer (RMB’000)[2]	194.7	275.2
Enterprise value-added services
Number of enterprise value-added services end customers	80	50
Average revenue per enterprise value-added services end customer (RMB’000)[3]	533.0	286.1
Subscription services
Number of individual subscribers	982	581
Average revenue per individual subscriber (RMB)[4]	521.0	1,420.0

Number of institutional investors	33	87
Average revenue per institutional investor (RMB’000)[5]	62.7	59.7

Mr. Dagang Feng, co-chairman and chief executive officer of 36Kr, commented, “In the second quarter of 2021, we continued to broaden our New Economy-focused content and service offerings and once again achieved record-setting performance in total user traffic, with average monthly PVs reaching a new high at 846.3 million for the twelve-month period ended June 30, 2021, a 69.5% year-over-year increase, marking our 13th consecutive quarter of PV growth. We have been making robust progress in content enrichment with diversified presentation formats, appealing a wider user base and further solidifying our core competencies and spearheading business innovation. Moreover, our tireless optimization in products and technologies has been paving the way for us to empower the growth of New Economy participants as well as the digital transformation of traditional industries through our influential and comprehensive platform. As we continue to strategically focus on enterprise services as long-term growth driver, we believe we are well positioned to seize the vast opportunities in the new era, creating compelling value proposition for more customers, users and investors.”

Mr. Xiang Li, acting chief financial officer of 36Kr, stated, “We are pleased to report a set of solid financial results in the second quarter of 2021, with a strong year-over-year growth across all of our business segments on a comparable basis. Notably, our advertising revenues increased by 65.1% to RMB51.7 million, demonstrating sustained user engagement and customer interest in our premium content and service offerings. As we continued to shift our resources and focus towards higher margin businesses, we saw continuing improvement in both gross profit and gross profit margin, which reached 57.4% this quarter. Going forward, we will continue to build upon our content strengths and expand monetization channels to seize vast New Economy opportunities.”

2Equals revenues generated from online advertising services for a period divided by the number of online advertising services end customers in the same period.

3Equals revenues generated from enterprise value-added services for a period divided by the number of enterprise value-added services end customers in the same period.

4Equals revenues generated from individual subscription services for a period divided by the number of individual subscribers in the same period.

5Equals revenues generated from institutional investor subscription services for a period divided by the number of institutional investors in the same period.

Second Quarter 2021 Financial Results

Total revenues were RMB72.1 million (US$11.2 million) in the second quarter of 2021, compared to RMB76.7 million in the same period of 2020.

•	Online advertising services revenues increased by 65.1% to RMB51.7 million (US$8.0 million) in the second quarter of 2021, from RMB31.3 million in the same period of 2020. The increase was primarily attributable to the strong recovery of market demand as well as more innovative marketing solutions we provided to our customers. The number of advertising customers and the average revenue per advertising customer both achieved strong growth in the second quarter of 2021.

•	Enterprise value-added services revenues were RMB14.3 million (US$2.2 million) in the second quarter of 2021, compared to RMB42.6 million in the same period of 2020. The decrease was primarily because we continuously shifted our focus towards higher margin businesses and starting from the first quarter of 2021, we ceased to act as a principal in certain low gross margin businesses and only acted as an agent. As a result, revenues of such businesses were recognized on a net basis from the first quarter of 2021 onward. To increase comparability of operating results and help investors better understand our business performance and operating trends, we introduced the gross transaction value as a supplemental metric to describe our business. Gross transaction value of enterprise value-added services was RMB57.9 million in the second quarter of 2021, compared to RMB42.6 million in the same period of 2020.

•	Subscription services revenues increased by 124.1% to RMB6.0 million (US$0.9 million) in the second quarter of 2021, from RMB2.7 million in the same period of 2020. The increase was primarily attributable to high-quality subscription products we offered to our institutional and individual subscribers.

Cost of revenues was RMB30.7 million (US$4.8 million) in the second quarter of 2021, compared to RMB54.4 million in the same period of 2020. The decrease was primarily because we continuously shifted our focus towards higher margin businesses and recognized certain revenues on a net basis. For more details, please refer to the aforementioned information in terms of enterprise value-added services revenues.

Gross profit increased by 86.1% to RMB41.4 million (US$6.4 million) in the second quarter of 2021, from RMB22.2 million in the same period of 2020. Gross profit margin was 57.4% in the second quarter of 2021, compared to 29.0% in the same period of 2020.

Operating expenses were RMB75.3 million (US$11.7 million) in the second quarter of 2021, compared to RMB99.4 million in the same period of 2020.

•	Sales and marketing expenses were RMB33.4 million (US$5.2 million) in the second quarter of 2021, compared to RMB39.0 million in the same period of 2020. The decrease was primarily attributable to the decrease in marketing expenses and share-based compensation expenses.

•	General and administrative expenses were RMB29.9 million (US$4.6 million) in the second quarter of 2021, compared to RMB50.9 million in the same period of 2020. The decrease was primarily attributable to the decrease in the allowance for credit losses and share-based compensation expenses.

•	Research and development expenses were RMB12.0 million (US$1.9 million) in the second quarter of 2021, compared to RMB9.6 million in the same period of 2020. The increase was primarily attributable to the increase in payroll-related expenses as we beefed up our research and development capabilities.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses, as well as general and administrative expenses totaled RMB3.3 million (US$0.5 million) in the second quarter of 2021, compared to RMB12.6 million in the same period of 2020.

Other expenses were RMB0.4 million (US$0.1 million) in the second quarter of 2021, compared to RMB2.0 million in the same period of 2020. The decrease was primarily attributable to less losses recognized from equity method investments.

Income tax expense was RMB1 thousand (US$0.2 thousand) in the second quarter of 2021, compared to RMB85 thousand in the same period of 2020.

Net loss was RMB34.3 million (US$5.3 million) in the second quarter of 2021, compared to RMB79.3 million in the same period of 2020. Non-GAAP adjusted net loss6 was RMB31.0 million (US$4.8 million) in the second quarter of 2021, compared to RMB66.7 million in the same period of 2020.

Net loss attributable to 36Kr Holdings Inc.'s ordinary shareholders was RMB34.1 million (US$5.3 million) in the second quarter of 2021, compared to RMB79.5 million in the same period of 2020.

Basic and diluted net loss per share were both RMB0.033 (US$0.005) in the second quarter of 2021, compared to RMB0.078 in the same period of 2020.

Certain Balance Sheet Items

As of June 30, 2021, the Company had cash, cash equivalents and short-term investments of RMB149.6 million (US$23.2 million), compared to RMB174.1 million as of March 31, 2021. The decrease was mainly attributable to the share repurchase as well as cash used in operating activities.

Share Repurchase Program

On May 6, 2020, the Company announced that its Board of Directors authorized a share repurchase program under which the Company may repurchase up to a total of 1,000,000 of its American Depositary Shares (“ADSs”), each representing 25 Class A ordinary shares. As of June 30, 2021, the Company had repurchased approximately 785,713 ADSs for approximately RMB17.5 million (US$2.6 million) under this program.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 24, 2021 (8:00 PM Beijing/Hong Kong Time on August 24, 2021). Details for the conference call are as follows:

Event Title:	36Kr Holdings Inc. Second Quarter 2021 Earnings Conference Call
Conference ID:	5438658
Registration Link:	http://apac.directeventreg.com/registration/event/5438658

All participants must use the link provided above to complete the online registration process at least 20 minutes in advance of the conference call. Upon registering, each participant will receive a participant dial-in number, Direct Event passcode, and unique registrant ID, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.36kr.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until August 31, 2021, by dialing the following telephone numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong, China:	800-963-117
Mainland China:	400-632-2162
Replay Access Code:	5438658

6Non-GAAP adjusted loss represents net loss excluding share-based compensation expenses.

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and a pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China’s New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China’s New Economy.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses two non-GAAP measures, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess its operating performance. The presentation of these two non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-GAAP measures facilitates investors' assessment of its operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

Adjusted net loss represents net loss excluding share-based compensation expenses.

Adjusted EBITDA represents adjusted net income/(loss) before interest income, interest expenses, income tax expense/(credit), depreciation of property and equipment and amortization of intangible assets.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB6.4566 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on of June 30, 2021.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in-house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business condition in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 5825-4188

E-mail: ir@36kr.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: 36Kr@tpg-ir.com

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2020	June 30, 2021	June 30, 2021
	RMB’000	RMB’000	US$’000
Assets
Current assets:
Cash and cash equivalents	60,846	90,180	13,967
Short-term investments	148,344	59,391	9,198
Accounts receivable, net	304,845	225,335	34,900
Receivables due from related parties	98	1,643	254
Prepayments and other current assets	16,319	37,077	5,742
Total current assets	530,452	413,626	64,061
Non-current assets:
Property and equipment, net	3,941	3,627	562
Intangible assets, net	471	692	107
Long-term investments	16,300	43,143	6,682
Operating lease right-of-use assets, net	27,365	19,801	3,067
Total non-current assets	48,077	67,263	10,418
Total assets	578,529	480,889	74,479

Liabilities
Current liabilities:
Accounts payable	64,641	46,569	7,213
Salary and welfare payables	45,580	39,345	6,094
Taxes payable	18,824	9,547	1,479
Deferred revenue	18,849	34,885	5,403
Amounts due to related parties	548	1,318	204
Accrued liabilities and other payables	13,560	14,721	2,279
Operating lease liabilities	15,132	13,874	2,149
Total current liabilities	177,134	160,259	24,821
Non-current liabilities:
Operating lease liabilities	12,426	5,991	928
Total non-current liabilities	12,426	5,991	928
Total liabilities	189,560	166,250	25,749

Shareholders’ equity
Ordinary shares	687	694	107
Treasury stock	(14,081)	(19,861)	(3,076)
Additional paid-in capital	2,040,693	2,046,692	316,992
Accumulated deficit	(1,638,581)	(1,712,181)	(265,183)
Accumulated other comprehensive loss	(7,897)	(8,443)	(1,308)
Total 36Kr Holdings Inc.'s shareholders’ equity	380,821	306,901	47,532
Non-controlling interests	8,148	7,738	1,198
Total shareholders’ equity	388,969	314,639	48,730
Total liabilities and shareholders’ equity	578,529	480,889	74,479

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three Months Ended			Six Months Ended
	June 30, 2020	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	31,340	51,742	8,014	52,382	84,972	13,160
Enterprise value-added services	42,637	14,304	2,215	85,446	21,200	3,283
Subscription services	2,686	6,019	932	4,033	9,434	1,461
Total revenues	76,663	72,065	11,161	141,861	115,606	17,904
Cost of revenues	(54,423)	(30,683)	(4,752)	(114,172)	(50,848)	(7,875)
Gross profit	22,240	41,382	6,409	27,689	64,758	10,029
Operating expenses:
Sales and marketing expenses	(38,989)	(33,431)	(5,178)	(73,929)	(69,131)	(10,707)
General and administrative expenses	(50,870)	(29,914)	(4,633)	(110,194)	(50,073)	(7,755)
Research and development expenses	(9,572)	(11,969)	(1,854)	(18,120)	(20,943)	(3,244)
Total operating expenses	(99,431)	(75,314)	(11,665)	(202,243)	(140,147)	(21,706)
Loss from operations	(77,191)	(33,932)	(5,256)	(174,554)	(75,389)	(11,677)
Other income/(expenses):
Share of loss from equity method investments	(2,708)	(1,943)	(301)	(5,707)	(3,924)	(608)
Short-term investment income	341	411	64	486	1,391	215
Government grant	90	389	60	3,092	2,175	337
Others, net	228	772	120	1,433	982	152
Loss before income tax	(79,240)	(34,303)	(5,313)	(175,250)	(74,765)	(11,581)
Income tax (expenses)/credit	(85)	(1)	-	5	5	1
Net loss	(79,325)	(34,304)	(5,313)	(175,245)	(74,760)	(11,580)
Net loss/(income) attributable to non-controlling interests	(155)	233	36	390	1,160	180
Net loss attributable to 36Kr Holdings Inc.’s ordinary shareholders	(79,480)	(34,071)	(5,277)	(174,855)	(73,600)	(11,400)

Net loss	(79,325)	(34,304)	(5,313)	(175,245)	(74,760)	(11,580)
Other comprehensive (loss) /income
Foreign currency translation adjustments	313	(884)	(137)	2,145	(546)	(85)
Total other comprehensive (loss) /income	313	(884)	(137)	2,145	(546)	(85)
Total comprehensive loss	(79,012)	(35,188)	(5,450)	(173,100)	(75,306)	(11,665)
Net loss/(income) attributable to non-controlling interests	(155)	233	36	390	1,160	180
Comprehensive loss attributable to 36Kr Holdings Inc.’s ordinary shareholders	(79,167)	(34,955)	(5,414)	(172,710)	(74,146)	(11,485)

Net loss per ordinary share (RMB)
Basic	(0.078)	(0.033)	(0.005)	(0.171)	(0.072)	(0.011)
Diluted	(0.078)	(0.033)	(0.005)	(0.171)	(0.072)	(0.011)
Net loss per ADS (RMB)
Basic	(1.946)	(0.834)	(0.129)	(4.280)	(1.794)	(0.278)
Diluted	(1.946)	(0.834)	(0.129)	(4.280)	(1.794)	(0.278)
Weighted average number of ordinary shares used in per share calculation
Basic	1,021,075,312	1,024,200,699	1,024,200,699	1,021,369,649	1,026,791,094	1,026,791,094
Diluted	1,021,075,312	1,024,200,699	1,024,200,699	1,021,369,649	1,026,791,094	1,026,791,094
Weighted average number of ADS used in per ADS calculation
Basic	40,843,012	40,968,028	40,968,028	40,854,786	41,071,644	41,071,644
Diluted	40,843,012	40,968,028	40,968,028	40,854,786	41,071,644	41,071,644

36Kr Holdings Inc.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended			Six Months Ended
	June 30, 2020	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Net loss	(79,325)	(34,304)	(5,313)	(175,245)	(74,760)	(11,580)
Share-based compensation expenses	12,588	3,332	516	25,597	5,999	929
Non-GAAP adjusted net loss	(66,737)	(30,972)	(4,797)	(149,648)	(68,761)	(10,651)
Interest income, net	(223)	(236)	(37)	(782)	(341)	(53)
Income tax expenses/(credit)	85	1	-	(5)	(5)	(1)
Depreciation and amortization expenses	1,334	652	101	2,564	1,306	202
Non-GAAP adjusted EBITDA	(65,541)	(30,555)	(4,733)	(147,871)	(67,801)	(10,503)